CERTIFIED RESOLUTIONS

I, Maggie Bull, Assistant Secretary of Fenimore Asset Management Trust (the “Trust”), hereby certify that the following resolutions were adopted by the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust, at a meeting of the Board held on February 15, 2024:

RESOLVED, that upon due consideration of all relevant factors, including, but not limited to the value of the aggregate assets of FAM Value Fund, FAM Dividend Focus Fund and FAM Small Cap Fund (collectively the “Funds”), the type and terms of the arranges for the custody and safekeeping of such assets, and the nature of the portfolio securities of the Funds, the form of the joint insured fidelity bond (the “Bond”) presented to this meeting and filed with the minutes hereof, and the amount thereof, is determined to be reasonable and is hereby approved.

FURTHER RESOLVED, that upon taking into consideration all relevant factors, including, but not limited to, the amount of the Bond and the amount of the premium for the Bond, the number of other parties named as insureds, the nature of the business activities of such other parties, the ratable allocation of the premium among such other parties and the extent to which the share of the premium allocated to the Funds is less than or equal to the premium the Funds would have had to pay for a single insured bond, the portion of the total premium allocated to the Funds, for the current period, payable for coverage as described in the preceding item, be, and it hereby is, approved and the payment of such premium by an officer of the Funds be, and it hereby is, authorized, and any previously paid premiums be, and they hereby are, ratified.

FURTHER RESOLVED, that the Assistant Secretary of the Funds be, and hereby is, designated as the officer direct to make the filings and to give the notices required of the Funds by Rule 17g-1 under the Investment Company Act of 1940.

March 4, 2024

/s/ Maggie Bull

Maggie Bull, Assistant Secretary